First Cash Financial Services, Inc. Direct: 817-505-3142 doug.orr@firstcash.com
April 19, 2013

VIA EDGAR

Mr. Andrew Mew
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549

Re:	First Cash Financial Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 000-19133

Dear Mr. Mew:

We are in receipt of the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated April 3, 2013 to Rick L. Wessel, Chief Executive Officer of First Cash Financial Services, Inc. (the “Company”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on February 22, 2013 (the “Form 10-K”).

The Staff’s comments are set forth below in italics, followed by our responses to the comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1. Business

Locations and Operations, page 7

1.
We note your disclosure that you are an equal partner in Cash & Go, Ltd., a joint venture. However, you state within Exhibit 21.1 that you have a 49.5% ownership interest in Cash & Go, Ltd. We also note that you have a 50.0% interest in Cash & Go Management, LLC. Please explain in detail the ownership and operating structure of Cash & Go, Ltd. and Cash & Go Management, LLC as well as how you account for these investments citing relevant U.S. GAAP. Please also specifically address in your response how you have an equal interest in the Cash & Go, Ltd. joint venture when you have a 49.5% ownership interest.

Company’s Response:

Cash & Go Management, LLC has a 1% ownership interest in Cash & Go, Ltd, therefore, our 50% ownership interest in Cash & Go Management, LLC equates to a 0.5% interest in Cash & Go, Ltd. Combined with the Company’s direct ownership interest of 49.5%, this gives the Company a 50% total ownership interest in Cash & Go, Ltd. Cash & Go, Ltd. is considered a variable interest entity of the Company and the results of operations are consolidated with the Company’s based on the provisions of ASC 810-10-25. The Cash & Go, Ltd. financial results and the minority ownership are consolidated with the Company’s results; however, their minority interests are not presented separately in the Company’s balance sheet and income statement due to immateriality. The Company will expand its disclosure in future filings to better describe its effective ownership interests in Cash & Go, Ltd. Below is our proposed disclosure to be included in the Management's Discussion and Analysis of Financial Condition and Results of Operations section for our next Form 10-K filing for the year ended December 31, 2013:

The Company is an equal partner in Cash & Go, Ltd., a joint venture, which owns and operates check cashing and financial services kiosks located inside convenience stores in the state of Texas. The Company has a 49.5% direct ownership interest in Cash & Go, Ltd., and a 50% ownership interest in Cash & Go Management, LLC, which has a 1% ownership interest in Cash & Go, Ltd., which provides the Company total ownership interest of 50% in Cash & Go, Ltd.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Information, page 38

2.	Please address the following in reference to your EBITDA Non-GAAP disclosure on page 39;

•
Exchange Act Release No. 47226 describes EBITDA as "earnings before interest, taxes, depreciation and amortization." We believe that “earnings” means net income as presented in the statement of operations under GAAP. The measure you reconcile to under the EBITDA header is “[e]arnings from continuing operations before interest, taxes, depreciation and amortization,” and as such, you have defined earnings as “earnings from continuing operations” rather than “net income.” Measures that are calculated differently than EBITDA as described in Exchange Act Release No. 47226 should not be characterized as "EBITDA" and their titles should be distinguished from "EBITDA," such as "Adjusted EBITDA." Please revise or tell us why you think your presentation is appropriate. Refer to Question 103.01 of our Compliance and Disclosure Interpretations on Non-GAAP financial measures on our website; and

•
We also note your use of income from continuing operations as the most directly comparable GAAP financial measure in your reconciliation to earnings from continuing operations before interest, taxes, depreciation and amortization. We believe that if EBITDA is presented as a performance measure, it should be reconciled to net income as presented in the statement of operations under GAAP. Please explain or revise. Refer to Question 103.02 of our Compliance and Disclosure Interpretations on Non-GAAP financial measures on our website.

Company’s Response:

In future filings, we will modify the “EBITDA” title currently used to the title “EBITDA from continuing operations.” We believe disclosing this information is more useful to our investors as it reflects the ongoing operations of the Company. Additionally, we will include a reconciliation to both net income and earnings from continuing operations with the calculation for EBITDA from continuing operations. Below is our proposed disclosure for our upcoming Form 10-Q filing for the three months ended March 31, 2013:

Earnings from Continuing Operations Before Interest, Taxes, Depreciation and Amortization

EBITDA from continuing operations is commonly used by investors to assess a company’s leverage capacity, liquidity and financial performance. The following table provides a reconciliation of net income to EBITDA from continuing operations (unaudited, in thousands):

	Trailing Twelve Months Ended
	March 31,
	2013	2012
Net income	$83,111	$72,738
(Income) loss from discontinued operations, net of tax	806	(639)
Income from continuing operations	83,917	72,099
Adjustments:
Income taxes	43,346	37,801
Depreciation and amortization	13,548	11,354
Interest expense	2,130	186
Interest income	(282)	(260)
Earnings from continuing operations before interest, taxes, depreciation and amortization	$142,659	$121,180

EBITDA from continuing operations margin calculated as follows:
Total revenue from continuing operations	$622,159	$532,597
Earnings from continuing operations before interest, taxes, depreciation and amortization	142,659	121,180
EBITDA from continuing operations as a percentage of revenue	23%	23%

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-8

3.
We note your presentation of pawn loan receivables and consumer loans within investing activities. Please tell us whether these amounts are presented net, and if so, revise the line item heading to state as such.

Company’s Response:

Beginning with Form 10-Q for the three-month period ended March 31, 2013, we intend to combine pawn loans and consumer loans into one line item in the statement of cash flows, as consumer loans are immaterial in total and in relation to pawn loans. At December 31, 2012, net consumer loans were $1.9 million, compared to pawn loans of $103.2 million and total assets of $507.7 million. For the year ended December 31, 2012, the net cash used to fund consumer loans was $625,000, compared to the net cash used to fund pawn loans of $16.7 million. Accordingly, we will change the “Pawn loan receivables” and “Consumer loans” labels to the combined line item “Loan receivables, net of cash repayments,” in order to accurately portray that these items are presented as net amounts. Below is our proposed revision to the investing activities section in the statement of cash flows for our upcoming Form 10-Q filing for the three months ended March 31, 2013:

	Three Months Ended
	March 31,
	2013	2012
Cash flow from investing activities:
Loan receivables, net of cash repayments	3,136	(1,832)
Purchases of property and equipment	(4,704)	(4,226)
Acquisitions of pawn stores, net of cash acquired	(1,468)	(43,866)
Net cash flow used in investing activities	(3,036)	(49,924)

4.
We note your disclosure on page F-10 of the typical terms of pawn and consumer loans. If pawn loan receivables and consumer loans are presented net within investing activities, please explain in detail how each of these line items meets the criteria for net presentation within the consolidated statements of cash flows. See FASB ASC 230-10-45-7 through 230-10-45-9. Please specifically address the original maturities of these loans in your response.

Company’s Response:

Per ASC 230-10-45-9, assets or liabilities (specifically investments, loans receivable, and debt) with original maturities of three months or less qualify for net reporting. All pawn loans have contractual maturities of 90 days or less, which qualifies them for net reporting in the statement of cash flows. As discussed in the previous response, net cash flows related to consumer loans are considered immaterial in relation to pawn loans, and will be combined with pawn loans into a single line item.

5.
We note the presentation of borrowings under your revolving unsecured credit facility within your consolidated balance sheet as non-current, and the presentation of these borrowings as net within the financing activities section of your consolidated statements of cash flows. Please explain in detail how these borrowings meet the criteria for net presentation within the consolidated statements of cash flows. See FASB ASC 230-10-45-7 through 230-10-45-9. Please specifically address the original maturities of these borrowings in your response.

Company’s Response:

For the year ended December 31, 2012, gross proceeds from borrowings under the revolving unsecured credit facility, which matures in February 2015, were $194.5 million, and gross re-payments were $92 million. In future filings, we will present changes to the revolving unsecured credit facility as separate line items for proceeds and payments. Below is our proposed revision to the financing activities section in the statement of cash flows for our upcoming Form 10-Q filing for the three months ended March 31, 2013:

	Three Months Ended
	March 31,
	2013	2012
Cash flow from financing activities:
Proceeds from line of credit	—	36,900
Payments of line of credit	(50,500)	(18,900)
Payments of notes payable	(792)	(260)
Purchases of treasury stock	—	(38,751)
Proceeds from exercise of share-based compensation awards	8,422	48
Income tax benefit from exercise of stock options and warrants	7,218	127
Net cash flow used in financing activities	(35,652)	(20,836)

Note 4. Acquisitions, page F-15

6.
We note your disclosure of several acquisitions you consummated during the most recent fiscal year, as well as your table illustrating your allocation of the purchase price. Please tell us the nature and amount of the intangible assets recognized. Additionally, please tell us what consideration was given to including the disclosures required by ASC 350-30-50.

Company’s Response:

The nature and amount of intangible assets recognized as a result of acquisitions occurring during 2012 are as follows (amounts in thousands):

	Fast Cash	Mister Money	BBR Unlimited (Mexico)	Other	Total
Customer relationships	$1,200	$699	$988	$350	$3,237
Pawn licenses	160	240	—	115	515
Total	$1,360	$939	$988	$465	$3,752

The acquired customer relationships generally have limited value given the short duration of pawn loans (less than 90 days) and, based on customer turnover metrics, are amortized over a five-year period. The amount allocated to pawn licenses are based on approximate market valuations and generally have an indefinite life given our ability to renew and maintain them. The total amounts allocated to the separate classes of intangible assets as a result of acquisitions in fiscal 2012 were 3% of the aggregate purchase price and less than 1% of total assets. Therefore, we considered the nature and amount of the intangible assets to be immaterial for disclosure in our 2012 filings. We will provide the disclosures, as provided ASC 350-30-50, in future periods should the amount allocated to intangible assets be material for such disclosure.

7.
Please tell us how the acquisitions you made during 2012 were treated for tax purposes. Please also tell us if the tax allocation of any acquisition resulted in new or changed intangible asset tax basis and created deductible amortization of intangibles or goodwill for tax purposes. If so, please contrast the allocation performed for tax purposes with that performed for financial reporting purposes for each acquisition.

Company’s Response:

The acquisitions made during 2012 were treated as asset purchases for both tax and financial reporting purposes, and the amounts allocated to goodwill and other intangibles were identical for tax and financial reporting purposes. For tax purposes, the goodwill and intangible assets are being amortized over the standard 15-year period. Given that the tax basis of the acquired assets was identical to the basis for financial reporting, we did not believe that additional tax-basis disclosures were relevant. In future filings, however, we will specifically disclose how acquisitions are treated for tax purposes as compared with financial reporting purposes. Below is our proposed disclosure to be included in the acquisitions footnote for applicable future Form 10-Q and Form 10-K filings:

The acquisition has been accounted for using the purchase method of accounting for both financial reporting and tax purposes. Accordingly, the purchase price was allocated to assets and liabilities acquired based upon their estimated fair market values at the date of acquisition, which were identical for financial reporting and tax purposes. For tax purposes, the goodwill and intangible assets are being amortized over the standard 15-year period.

Note 9. Revolving Credit Facility and Notes Payable, page F-18

8.
We note your disclosure of interest being charged on your borrowings under the revolving credit facility at the prevailing LIBOR rate plus a fixed spread of 2.0%. Please clarify whether LIBOR as used in this note represents 1 month, 3 month or some other LIBOR term and revise other instances where you make this disclosure.

Company’s Response:

Per the revolving line of credit agreement, the specific interest rate referenced is the prevailing 30-day LIBOR rate. In future filings, we will reference this specific LIBOR rate in all instances where the disclosure is made. Below is our proposed disclosure to be included in the liquidity section for our upcoming Form 10-Q filing for the three months ended March 31, 2013:

At March 31, 2013, the Company maintained a line of credit with five commercial lenders (the "Unsecured Credit Facility") in the amount of $175,000,000, which matures in February 2015. The Unsecured Credit Facility bears interest at the prevailing 30-day LIBOR rate plus a fixed spread of 2.0%. At March 31, 2013, the Company had $52,000,000 outstanding under the Unsecured Credit Facility and $123,000,000 available for borrowings. The interest rate totaled 2.25% at March 31, 2013. Under the terms of the Unsecured Credit Facility, the Company is required to maintain certain financial ratios and comply with certain financial covenants, which include a fixed charge ratio, leverage ratio and maintain a defined level of tangible net worth. The Company's Unsecured Credit Facility contains provisions that allow the Company to repurchase stock and/or pay cash dividends within certain parameters and restricts the Company from pledging any of its assets as collateral against other indebtedness. The Company was in compliance with the requirements and covenants of the Unsecured Credit Facility as of March 31, 2013, and believes it has the capacity to borrow the full amount available under the Unsecured Credit Facility under the most restrictive covenant. The Company is required to pay an annual commitment fee of 0.375% on the average daily unused portion of the Unsecured Credit Facility commitment.

Concluding Company Response:

We acknowledge that we are responsible for the accuracy and adequacy of the disclosures in the filing.  We further acknowledge that the Commission’s staff comments or changes to disclosures in response to their comments do not foreclose the Commission from taking any action with respect to the filing.  We know that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions concerning the above, or if you require additional information, please do not hesitate to contact me at (817) 505-3142.

Sincerely,

/s/ R. Douglas Orr

R. Douglas Orr
Executive Vice President and Chief Financial Officer
(Principal Financial & Accounting Officer)

cc: Jarrett Torno, SEC Staff Accountant